
September 25, 2023

Jill M. Griebenow
Chief Financial Officer
Cboe Global Markets, Inc.
433 West Van Buren Street
Chicago, Illinois 60607

      Re: Cboe Global Markets, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          Response Dated September 13, 2023
          File No. 001-34774

Dear Jill M. Griebenow:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance